[LOGO] KINROSS
                                                40 KING STREET WEST, 52ND FLOOR
                                                           TORONTO, ON  M5H 3Y2
                                                              TEL: 416 365 5123
                                                              FAX: 416 363 6622
                                                        TOLL FREE: 866-561-3636
--------------------------------------------------------------------------------
                                                                  PRESS RELEASE

                       KINROSS RESERVES INCREASE OVER 35%

FEBRUARY 15, 2005, TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today that Proven and Probable gold reserves at December 31, 2004 increased 37% from 14.1 million ounces to 19.4 million ounces. Silver reserves at the end of 2004 are 32.8 million ounces. Reserves were calculated using a $350 gold price and $5.50 silver price and resources were calculated using a $400 gold price and $5.50 silver price for 2004. Reserves and resources for 2003 were calculated using a $325 and $350 gold price, respectively. The change in reserves was calculated as follows:

                                        `000 OZ. Gold
                                        -------------
Opening Reserves                               14,131
      Depleted through mining                  (1,913)
      Acquired (Paracatu)                       4,316
      Reserve additions                         2,876
                                        ----------------
Ending Balance                                 19,410
                                        ----------------


GOLD RESERVES AND RESOURCES HISTORY

                               2000      2001       2002       2003       2004
                       ---------------------------------------------------------

Proven and Probable           6,920     5,661     13,153     14,131     19,410
Measured and Indicated       10,489     9,460      7,724      6,244      8,186



                                     [GRAPH]



The Gurupi project has not been included in reserves at year-end as a feasibility study is still in progress. A drill program is underway at Paracatu that may significantly expand the reserve base at the mine, and influence how we approach the expansion at that operation.

2004 PRODUCTION AND COSTS

Gold equivalent production for the year ended 2004 was 1.65 million ounces at total cash costs per ounce* of approximately $242.

"Costs were a little higher than planned due to the earlier than planned shutdown of the Lupin mine and the deferral of the Tsokol project in Russia", said Scott Caldwell, chief operating officer of Kinross. "We will also see some write downs of supplies inventories and fixed assets at New Britannia, Lupin and Kubaka."

Kinross' release of financial results will be delayed until a third party independent valuation on the value of the goodwill that arose from the merger with TVX Gold Inc. and Echo Bay Mines Ltd. is completed.

2005 GUIDANCE

Today the Board of Directors approved a budget for 2005 that contemplates a production level of approximately 1.6 million ounces. This is a decline from the
1.65 million ounces reported for 2004, primarily due to the closure of Lupin and New Britannia and the delayed start at Refugio until the second quarter of 2005. Total cash costs are expected to be marginally higher than 2004, between $250-$255 per ounce, primarily as a result of higher consumable costs and the impact of the weaker US dollar on non-US dollar based operating costs.

Capital costs are budgeted to be $160 million with the major expenditures being; $43 million at Fort Knox, $36 million at Paracatu, $25 million at Refugio and $22 million at Porcupine.

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
VICE PRESIDENT                              MANAGER
INVESTOR RELATIONS                          INVESTOR RELATIONS
Tel. (416) 365-7254                         Tel. (416) 365-1362


--------------------------------------------------------------------------------
THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING THE KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2004, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES. ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS.

* TOTAL CASH COSTS ARE A NON-GAAP MEASURE INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE CASH GENERATING CAPACITY OF KINROSS. MANAGEMENT USES THIS MEASURE FOR THE SAME PURPOSE AND FOR MONITORING PERFORMANCE OF ITS GOLD MINING OPERATIONS. TOTAL CASH COSTS PER OUNCE IS A STANDARD GOLD MINING INDUSTRY MEASURE THAT WAS DEVELOPED IN CONJUNCTION WITH THE GOLD INSTITUTE IN AN EFFORT TO PROVIDE A LEVEL OF COMPARABILITY AMONG PRECIOUS METALS PRODUCERS. THIS MEASURE DIFFERS FROM EARNINGS DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AND SHOULD NOT BE CONSIDERED IN ISOLATION OR A SUBSTITUTE FOR MEASURES OF PERFORMANCE DETERMINED IN ACCORDANCE WITH GAAP. TOTAL CASH COSTS MAY REFLECT ADJUSTMENTS FOR ITEMS THAT ARE RECURRING SUCH AS CHANGE IN INVENTORY AND SITE RESTORATION COST ACCRUALS. A RECONCILIATION OF TOTAL CASH COSTS WITH OPERATING COSTS PER THE CONSOLIDATED FINANCIAL STATEMENTS WILL BE PUBLISHED BY THE COMPANY ONCE ITS DECEMBER 31, 2004 YEAR END FINANCIAL STATEMENTS ARE AVAILABLE.


MINERAL RESERVE AND RESOURCE STATEMENT                                                  Proven and Probable Mineral Reserves
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7,23)                                                             $350/oz gold
Kinross Gold Corporation's Share at December 31, 2004                                                        $5.50/oz silver
----------------------------------------------------------------------------------------------------------------------------
       Property         Location   Kinross           Proven                     Probable            Proven and Probable
                                   Interest Tonnes    Grade   Ounces   Tonnes    Grade   Ounces   Tonnes    Grade   Ounces
                                     (%)    (,000)    (g/t)   (000s)   (,000)    (g/t)   (000s)   (,000)    (g/t)   (000s)
----------------------------------------------------------------------------------------------------------------------------
GOLD
NORTH AMERICA
----------------------------------------------------------------------------------------------------------------------------
Fort Knox and area (13)USA          100.0%   53,333     0.76    1,301   47,471     1.02    1,556  100,803     0.88    2,858
----------------------------------------------------------------------------------------------------------------------------
Round Mtn and area (14)USA           50.0%   45,179     0.57      824   30,129     0.67      652   75,309     0.61    1,475
----------------------------------------------------------------------------------------------------------------------------
Porcupine JV (9,12)    Canada        49.0%   11,005     1.31      463   23,072     1.65    1,223   34,077     1.54    1,685
----------------------------------------------------------------------------------------------------------------------------
Aquarius (10)          Canada       100.0%        -        -        -   15,017     2.16    1,042   15,017     2.16    1,042
----------------------------------------------------------------------------------------------------------------------------
Musselwhite (12)       Canada        31.9%    1,897     5.61      342    1,447     5.70      265    3,343     5.65      607
----------------------------------------------------------------------------------------------------------------------------
Lupin Mine             Canada       100.0%       33     8.47        9        -        -        -       33     8.47        9
----------------------------------------------------------------------------------------------------------------------------
New Britannia          Canada        50.0%        -        -        -        -        -        -        -          -      -
----------------------------------------------------------------------------------------------------------------------------
Kettle River           USA          100.0%      169     9.98       54        -        -        -      169     9.98       54
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    111,615     0.83    2,993  117,136     1.26    4,738  228,751     1.05    7,731
----------------------------------------------------------------------------------------------------------------------------

SOUTH AMERICA
----------------------------------------------------------------------------------------------------------------------------
Paracatu               Brazil       100.0%  425,947     0.44    6,025  178,464     0.43    2,437  604,411     0.44    8,463
----------------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20) Chile         50.0%    9,159     1.25      369    4,089     1.04      137   13,248     1.19      506
----------------------------------------------------------------------------------------------------------------------------
Refugio                Chile         50.0%   49,160     0.88    1,388   12,867     0.80      329   62,027     0.86    1,717
----------------------------------------------------------------------------------------------------------------------------
Crixas (11, 18)        Brazil        50.0%    1,386     6.13      273      683     7.22      159    2,069     6.49      432
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    485,651     0.52    8,055  196,103     0.49    3,062  681,754     0.51   11,116
----------------------------------------------------------------------------------------------------------------------------

ASIA
----------------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17)Russia        98.1%      424     3.55       48      614    10.60      209    1,038     7.72      258
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        424     3.55       48      614    10.60      209    1,038     7.72      258
----------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD w/o BLANKET                      597,691     0.58   11,096  313,853     0.79    8,009  911,544     0.65   19,104
----------------------------------------------------------------------------------------------------------------------------
Blanket (22)           Zimbabwe     100.0%      684     4.32       95    1,536     4.26      210    2,220     4.28      305
----------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD w BLANKET                        598,375     0.58   11,191  315,389     0.81    8,219  913,764     0.66   19,410
----------------------------------------------------------------------------------------------------------------------------

SILVER
SOUTH AMERICA
----------------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20) Chile         50.0%    9,159     68.1   20,044    4,089     94.6   12,437   13,248     76.3   32,480
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                      9,159     68.1   20,044    4,089     94.6   12,437   13,248     76.3   32,480
----------------------------------------------------------------------------------------------------------------------------
ASIA
----------------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17)Russia        98.1%      424      9.0      123      614     12.4      245    1,038     11.0      368
----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        424      9.0      123      614     12.4      245    1,038     11.0      368
----------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                  9,583     65.5   20,167    4,703     83.9   12,682   14,286     71.5   32,848
----------------------------------------------------------------------------------------------------------------------------

Rounding differences may occur


                                                                                          Measured and Indicated Mineral Resources
                                                                                                                      $400/oz gold
MINERAL RESERVE AND RESOURCE STATEMENT                                                                             $5.50/oz silver
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8,23)
Kinross Gold Corporation's Share at December 31, 2004
----------------------------------------------------------------------------------------------------------------------------------
       Property         Location  Kinross          Measured                     Indicated              Measured and Indicated
                                  Interest Tonnes    Grade    Ounces     Tonnes   Grade    Ounces     Tonnes    Grade    Ounces
                                    (%)    (,000)    (g/t)    (000s)     (,000)   (g/t)    (000s)     (,000)    (g/t)    (000s)
----------------------------------------------------------------------------------------------------------------------------------
GOLD
NORTH AMERICA
----------------------------------------------------------------------------------------------------------------------------------
Fort Knox and area (13)USA         100.0%   11,927     0.65        251    24,970    0.74        591    36,897     0.71        842
----------------------------------------------------------------------------------------------------------------------------------
Round Mtn and area (14)USA          50.0%   14,749     0.48        227    21,437    0.57        393    36,186     0.53        620
----------------------------------------------------------------------------------------------------------------------------------
Porcupine JV (9,12,19) Canada       49.0%    3,043     2.62        256    23,473    1.87      1,412    26,515     1.96      1,668
----------------------------------------------------------------------------------------------------------------------------------
Aquarius (10)          Canada      100.0%        -        -          -         -       -          -         -        -          -
----------------------------------------------------------------------------------------------------------------------------------
Musselwhite (12,19)    Canada       31.9%      496     3.94         63       427    6.50         89       922     5.12        152
----------------------------------------------------------------------------------------------------------------------------------
Lupin Mine             Canada      100.0%        -        -          -       446    9.33        134       446     9.33        134
----------------------------------------------------------------------------------------------------------------------------------
New Britannia          Canada       50.0%       40     4.77          6     1,066    5.14        176     1,106     5.12        182
----------------------------------------------------------------------------------------------------------------------------------
Kettle River           USA         100.0%        -        -          -         -       -          -         -        -          -
----------------------------------------------------------------------------------------------------------------------------------
George-Goose Lake (10) Canada      100.0%        -        -          -     2,842   11.78      1,076     2,842    11.78      1,076
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    30,254     0.83        803    74,660    1.61      3,871   104,913     1.39      4,674
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
SOUTH AMERICA
----------------------------------------------------------------------------------------------------------------------------------
Paracatu               Brazil      100.0%    1,645     0.30         16       647    0.31          6     2,292     0.30         22
----------------------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20) Chile        50.0%    9,077     0.91        266     5,033    1.09        176    14,110     0.97        442
----------------------------------------------------------------------------------------------------------------------------------
Refugio                Chile        50.0%   21,688     0.78        541    11,616    0.68        256    33,304     0.74        797
----------------------------------------------------------------------------------------------------------------------------------
Crixas (11,18)         Brazil       50.0%      324     7.10         74       193    5.80         36       517     6.62        110
----------------------------------------------------------------------------------------------------------------------------------
Gurupi (10, 21)        Brazil      100.0%        -        -          -    53,283    1.11      1,907    53,283     1.11      1,907
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    32,734     0.85        897    70,772    1.05      2,380   103,505     0.98      3,277
----------------------------------------------------------------------------------------------------------------------------------
ASIA
----------------------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17)Russia       98.1%       92     3.89         12         -       -          -        92     3.89         12
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        92     3.89         12         -       -          -        92     3.89         12
----------------------------------------------------------------------------------------------------------------------------------
AUSTRALIA
----------------------------------------------------------------------------------------------------------------------------------
Norseman (10)          Australia   100.0%        -        -          -     1,482    2.55        122     1,482     2.55        122
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                         -        -          -     1,482    2.55        122     1,482     2.55        122
----------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD w/o BLANKET                      63,080     0.84      1,711   146,914    1.35      6,373   209,993     1.20      8,084
----------------------------------------------------------------------------------------------------------------------------------
Blanket (22)           Zimbabwe    100.0%        -        -          -       724    4.35        101       724     4.35        101
----------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD w BLANKET                        63,080     0.84      1,711   147,638    1.36      6,474   210,717     1.21      8,186
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
SILVER
SOUTH AMERICA
----------------------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20) Chile        50.0%    9,077     34.0      9,916     5,033    35.2      5,695    14,110     34.4     15,612
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                     9,077     34.0      9,916     5,033    35.2      5,695    14,110     34.4     15,612
----------------------------------------------------------------------------------------------------------------------------------
ASIA
----------------------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17)Russia       98.1%       92      9.3         28         -       -          -        92      9.3         28
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        92      9.3         28         -       -          -        92      9.3         28
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                 9,169     33.7      9,944     5,033    35.2      5,695    14,202     34.3     15,639
----------------------------------------------------------------------------------------------------------------------------------

Rounding differences may occur

MINERAL RESERVE AND RESOURCE STATEMENT

(1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $US 350 per oz, and a silver price of $US 5.50 per oz. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery.

(2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived at a gold price of $US 400 per oz and a silver price of $US 5.50 per oz.

(3) The Company's reserves and resources as at December 31, 2004 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.

(4) CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES. US Investors are advised that use of the terms "measured resource", "indicated resource " and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission.

        U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

(6) Mineral resource and reserve estimates completed under the supervision of Mr. R. Cooper, P. Eng, an officer of Kinross, who is a qualified person as defined by Canada's National Instrument 43-101

(7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

(8)     Resources, unlike reserves, do not have demonstrated economic viability.

(9) Includes the Pamour deposit which is subject to permitting from Canadian authorities. Permits are required to mine south of highway 101, which is outside the phase one mine plan. There is a high level of assurance that the project will receive all of the permits required to complete development.

(10) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.

(11)    Operated by AngloGold Ltd.

(12)    Operated by Placer Dome Inc.

(13) Includes mineral reserves and resources from the undeveloped Gil and Ryan Lode deposits, both are part of the Fort Knox and area. The Company holds a 100% interest in the properties forming the Fort Knox and area except for the Gil property in which the Company holds an 80% interest.

(14) Includes mineral reserves and resources from the undeveloped Gold Hill deposit, exploitation of which is dependent on successful permitting.

(15) Includes mineral reserves and resources from the undeveloped Puren Norte deposit, exploitation of which is dependent on successful permitting.

(16) Includes mineral reserves and resources from the Birkachan deposit. Open pit mining at Birkachan has been approved, underground mining remains to be permitted by Russian authorities.

(17) Includes mineral reserves and resources from the undeveloped Tsokol deposit, exploitation of which is dependent on successful permitting.

(18) Mineral reserves reported at a gold price of $375 per ounce, mineral resources reported at a gold price of $425 per ounce

(19) Mineral reserves reported at a gold price of $350 per ounce, mineral resources reported at a gold price of $425 per ounce.

(20) Mineral reserves reported at a silver price of $5.00 per ounce, mineral resources reported at a silver price of $6.00 per ounce.

(21)    Feasibility Study currently underway

(22)    Blanket Mine is not included in Kinross' Financial Disclosure Statements

(23) Mineral resource and reserve estimates completed using the following foreign exchange rates:

        $ CAD to $ US 1.35

        Rubles to $US 29.00

        Chilean Peso to $US 575.00

        Brazilian Reais to $US 3.00

STATEMENT OF INFERRED RESOURCES
In addition to the reported measured and indicated resources estimated at a gold price of $400, inferred resources total 132,096,000 tonnes at an average grade of 1.05 grams per tonne gold. Inferred silver resources total 853,000 tonnes at an average grade of 44.1 grams per tonne using a $5.50 silver price.


MINERAL RESERVE AND RESOURCE STATEMENT                                        Proven and Probable Mineral Reserves
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7,23)                                                   $400/oz gold
Kinross Gold Corporation's Share at December 31, 2004                                              $5.50/oz silver
------------------------------------------------------------------------------------------------------------------
      Property       Location  Kinross         Proven                   Probable           Proven and Probable
                               Interest Tonnes  Grade   Ounces  Tonnes   Grade   Ounces   Tonnes   Grade  Ounces
                                 (%)    (,000)  (g/t)   (000s)  (,000)   (g/t)   (000s)   (,000)   (g/t)  (000s)
------------------------------------------------------------------------------------------------------------------
GOLD
NORTH AMERICA
------------------------------------------------------------------------------------------------------------------
Fort Knox and area (13) USA     100.0%  64,806    0.74   1,540   72,088    0.91   2,120   136,893   0.83    3,660
------------------------------------------------------------------------------------------------------------------
Round Mtn and area (14) USA      50.0%  45,471    0.57     830   33,439    0.66     707    78,910   0.61    1,538
------------------------------------------------------------------------------------------------------------------
Porcupine JV (9,12,19)  Canada   49.0%  11,005    1.31     463   23,072    1.65   1,223    34,077   1.54    1,685
------------------------------------------------------------------------------------------------------------------
Aquarius (10)           Canada  100.0%       -       -       -   15,017    2.16   1,042    15,017   2.16    1,042
------------------------------------------------------------------------------------------------------------------
Musselwhite (12,19)     Canada   31.9%   1,897    5.61     342    1,447    5.70     265     3,343   5.65      607
------------------------------------------------------------------------------------------------------------------
Lupin Mine              Canada  100.0%      33    8.47       9        -       -       -        33   8.47        9
------------------------------------------------------------------------------------------------------------------
New Britannia           Canada   50.0%       -       -       -        -       -       -         -      -        -
------------------------------------------------------------------------------------------------------------------
Kettle River            USA     100.0%     169    9.98      54        -       -       -       169   9.98       54
------------------------------------------------------------------------------------------------------------------
SUBTOTAL                               123,380    0.82   3,238  145,062    1.15   5,357   268,442   1.00    8,595
------------------------------------------------------------------------------------------------------------------

SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------
Paracatu                Brazil  100.0% 427,592    0.44   6,041  179,112    0.42   2,444   606,704   0.43    8,485
------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20)  Chile    50.0%   9,159    1.25     369    4,089    1.04     137    13,248   1.19      506
------------------------------------------------------------------------------------------------------------------
Refugio                 Chile    50.0%  69,420    0.85   1,895   24,944    0.74     596    94,364   0.82    2,491
------------------------------------------------------------------------------------------------------------------
Crixas (11, 18)         Brazil   50.0%   1,386    6.13     273      683    7.22     159     2,069   6.49      432
------------------------------------------------------------------------------------------------------------------
SUBTOTAL                               507,556    0.53   8,578  208,828    0.50   3,335   716,384   0.52   11,913
------------------------------------------------------------------------------------------------------------------

ASIA
------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17) Russia   98.1%     424    3.55      48      662   10.29     219     1,086   7.66      267
------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                   424    3.55      48      662   10.29     219     1,086   7.66      267
------------------------------------------------------------------------------------------------------------------
TOTAL w/o BLANKET                      631,360    0.58  11,864  354,553    0.78   8,911   985,912   0.66   20,775
------------------------------------------------------------------------------------------------------------------
Blanket (22)           Zimbabwe 100.0%     728    4.23      99    1,605    4.24     219     2,333   4.24      318
------------------------------------------------------------------------------------------------------------------
TOTAL w BLANKET                        632,088    0.59  11,963  356,158    0.80   9,130   988,245   0.66   21,093
------------------------------------------------------------------------------------------------------------------


MINERAL RESERVE AND RESOURCE STATEMENT
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
Kinross Gold Corporation's Share at December 31, 2004
------------------------------------------------------------------------------------------------------------------
      Property       Location  Kinross Proven                  Probable                    Proven and Probable
                               Interest Tonnes  Grade   Ounces  Tonnes   Grade   Ounces   Tonnes   Grade  Ounces
                                 (%)    (,000)  (g/t)   (000s)  (,000)   (g/t)   (000s)   (,000)   (g/t)  (000s)
------------------------------------------------------------------------------------------------------------------
SILVER
SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20)  Chile    50.0%   9,159    68.1  20,044    4,089    94.6  12,437    13,248   76.3   32,480
------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                 9,159    68.1  20,044    4,089    94.6  12,437    13,248   76.3   32,480
------------------------------------------------------------------------------------------------------------------

ASIA
------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17) Russia   98.1%     424     9.0     123      662    12.2     259     1,086   10.9      382
------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                   424     9.0     123      662    12.2     259     1,086   10.9      382
------------------------------------------------------------------------------------------------------------------

TOTAL SILVER                             9,583    65.5  20,167    4,751    83.1  12,696    14,334   71.3   32,863
------------------------------------------------------------------------------------------------------------------

Rounding differences may occur


                                                                             Measured and Indicated Mineral Resources
                                                                                                         $450/oz gold
MINERAL RESERVE AND RESOURCE STATEMENT                                                                $5.50/oz silver
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8,23)
Kinross Gold Corporation's Share at December 31, 2004
---------------------------------------------------------------------------------------------------------------------
      Property       Location  Kinross        Measured                  Indicated          Measured and Indicated
                              Interest Tonnes  Grade    Ounces   Tonnes   Grade   Ounces    Tonnes  Grade    Ounces
                                (%)    (,000)  (g/t)    (000s)   (,000)   (g/t)   (000s)    (,000)  (g/t)    (000s)
---------------------------------------------------------------------------------------------------------------------
GOLD
NORTH AMERICA
---------------------------------------------------------------------------------------------------------------------
Fort Knox and area (13)  USA     100.0%   7,654    0.74       182   19,562   0.84        527  27,216    0.81       709
---------------------------------------------------------------------------------------------------------------------
Round Mtn and area (14)  USA      50.0%  17,869    0.47       272   43,266   0.55        759  61,135    0.52     1,031
---------------------------------------------------------------------------------------------------------------------
Porcupine JV (9,12,19)   Canada   49.0%   3,043    2.62       256   23,473   1.87      1,412  26,515    1.96     1,668
---------------------------------------------------------------------------------------------------------------------
Aquarius (10)            Canada  100.0%       -       -         -        -      -          -       -       -         -
---------------------------------------------------------------------------------------------------------------------
Musselwhite (12,19)      Canada   31.9%     496    3.94        63      427   6.50         89     922    5.12       152
---------------------------------------------------------------------------------------------------------------------
Lupin Mine               Canada  100.0%       -       -         -      446   9.33        134     446    9.33       134
---------------------------------------------------------------------------------------------------------------------
New Britannia            Canada   50.0%      50    4.80         8    1,213   4.87        190   1,262    4.88       198
---------------------------------------------------------------------------------------------------------------------
Kettle River             USA     100.0%       -       -         -        -      -          -       -       -         -
---------------------------------------------------------------------------------------------------------------------
George-Goose Lake (10)   Canada  100.0%       -       -         -    3,166  11.05      1,125   3,166   11.05     1,125
---------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                 29,112    0.83       781   91,553   1.44      4,236 120,664    1.29     5,017
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
SOUTH AMERICA
---------------------------------------------------------------------------------------------------------------------
Paracatu                 Brazil  100.0%     166    0.39         2      123   0.29          1     289    0.29         3
---------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20)   Chile    50.0%   9,077    0.91       266    5,033   1.09        176  14,110    0.97       442
---------------------------------------------------------------------------------------------------------------------
Refugio                  Chile    50.0%  15,412    0.69       340   12,252   0.66        259  27,663    0.67       599
---------------------------------------------------------------------------------------------------------------------
Crixas (11,18)           Brazil   50.0%     324    7.10        74      193   5.80         36     517    6.62       110
---------------------------------------------------------------------------------------------------------------------
Gurupi (10, 21)          Brazil  100.0%       -       -         -   53,283   1.11      1,907  53,283    1.11     1,907
---------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                 24,978    0.85       682   70,884   1.04      2,378  95,862    0.99     3,060
---------------------------------------------------------------------------------------------------------------------
ASIA
---------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17)  Russia   98.1%      92    3.89        12        -      -          -      92    3.89        12
---------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                     92    3.89        12        -      -          -      92    3.89        12
---------------------------------------------------------------------------------------------------------------------
AUSTRALIA
---------------------------------------------------------------------------------------------------------------------
Norseman (10)          Australia 100.0%       -       -         -    2,490   2.29        183   2,490    2.29       183
---------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                      -       -         -    2,490   2.29        183   2,490    2.29       183
---------------------------------------------------------------------------------------------------------------------
TOTAL GOLD w/o BLANKET                   54,182    0.85     1,474  164,927   1.28      6,798 219,108    1.17     8,272
---------------------------------------------------------------------------------------------------------------------
Blanket (22)           Zimbabwe  100.0%       -       -         -      807   4.10        106     807    4.10       106
---------------------------------------------------------------------------------------------------------------------
TOTAL GOLD w BLANKET                     54,182    0.85     1,474  165,734   1.30      6,904 219,915    1.19     8,379
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
MINERAL RESERVE AND RESOURCE STATEMENT
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation's Share at December 31, 2004
---------------------------------------------------------------------------------------------------------------------
      Property       Location  Kinross        Measured                  Indicated          Measured and Indicated
                              Interest Tonnes  Grade    Ounces   Tonnes   Grade   Ounces    Tonnes  Grade    Ounces
                                (%)    (,000)  (g/t)    (000s)   (,000)   (g/t)   (000s)    (,000)  (g/t)    (000s)
---------------------------------------------------------------------------------------------------------------------
SILVER
SOUTH AMERICA
---------------------------------------------------------------------------------------------------------------------
La Coipa (12,15,19,20)  Chile   50.0%   9,077    34.0     9,916    5,033   35.2      5,695  14,110    34.4    15,612
---------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                9,077    34.0     9,916    5,033   35.2      5,695  14,110    34.4    15,612
---------------------------------------------------------------------------------------------------------------------
ASIA
---------------------------------------------------------------------------------------------------------------------
Kubaka and area (16,17) Russia  98.1%      92     9.3        28        -      -          -      92     9.3        28
---------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                   92     9.3        28        -      -          -      92     9.3        28
---------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                            9,169    33.7     9,944    5,033   35.2      5,695  14,202    34.3    15,639
---------------------------------------------------------------------------------------------------------------------

Rounding differences may occur

MINERAL RESERVE AND RESOURCE STATEMENT

(1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $US 400 per oz, and a silver price of $US 5.50 per oz. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery.

(2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived at a gold price of $US 450 per oz and a silver price of $US 5.50 per oz.

(3) The Company's reserves and resources as at December 31, 2004 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.

(4) CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES. US Investors are advised that use of the terms "measured resource", "indicated resource " and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

(6) Mineral resource and reserve estimates completed under the supervision of Mr. R. Cooper, P. Eng, an officer of Kinross, who is a qualified person as defined by Canada's National Instrument 43-101.

(7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

(8)     Resources, unlike reserves, do not have demonstrated economic viability.

(9) Includes the Pamour deposit which is subject to permitting from Canadian authorities. Permits are required to mine south of highway 101, which is outside the phase one mine plan. There is a high level of assurance that the project will receive all of the permits required to complete development.

(10) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.

(11)    Operated by AngloGold Ltd.

(12)    Operated by Placer Dome Inc.

(13) Includes mineral reserves and resources from the undeveloped Gil and Ryan Lode deposits, both are part of the Fort Knox and area. The Company holds a 100% interest in the properties forming the Fort Knox and area except for the Gil property in which the Company holds an 80% interest.

(14) Includes mineral reserves and resources from the undeveloped Gold Hill deposit, exploitation of which is dependent on successful permitting.

(15) Includes mineral reserves and resources from the undeveloped Puren Norte deposit, exploitation of which is dependent on successful permitting.

(16) Includes mineral reserves and mineral resources from the Birkachan deposit. Open pit mining at Birkachan has been approved, underground mining remains to be permitted by Russian authorities.

(17) Includes mineral reserves and resources from the undeveloped Tsokol deposit, exploitation of which is dependent on successful permitting.

(18) Mineral reserves reported at a gold price of $375 per ounce, mineral resources reported at a gold price of $425 per ounce

(19) Mineral reserves reported at a gold price of $350 per ounce, mineral resources reported at a gold price of $425 per ounce.

(20) Mineral reserves reported at a silver price of $5.00 per ounce, mineral resources reported at a silver price of $6.00 per ounce.

(21)    Feasibility Study currently underway.

(22)    Blanket Mine is not included in Kinross' Financial Disclosure
        Statements.

(23) Mineral resource and reserve estimates completed using the following foreign exchange rates:

        $CAD to $ US 1.35

        Rubles to $US 29.00

        Chilean Peso to $US 575.00

        Brazilian Reais to $US 3.00


STATEMENT OF INFERRED RESOURCES
In addition to the reported measured and indicated resources estimated at a gold price of $450, inferred resources total 336,836,000 tonnes at an average grade of 0.69 grams per tonne gold. Inferred silver resources total 853,000 tonnes at an average grade of 44.1 grams per tonne using a $5.50 silver price.